Exhibit 99.3
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF KU6 MEDIA CO., LTD.
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 26, 2011
(OR AT ANY ADJOURNMENT THEREOF)
The undersigned1, ___________________________________ [insert name]
of ___________________________________________ [insert address], being shareholder of ____________________________ 2 ordinary shares of Ku6 Media Co., Ltd., a Cayman Islands company (“Ku6” or the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders and proxy statement (the “Proxy Statement”) (either through the Internet or paper or email copy), each dated May 10, 2011, and hereby appoints Xiaomei Pang as our proxy, with full power to her, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on May 26, 2011 at 10:00 a.m., Beijing time, at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting of shareholders and in the proxy statement previously furnished to the undersigned either though the Internet or paper or email copy.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder3. If no direction is made, this proxy will be voted FOR the following proposals:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.
IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast her votes at her discretion. Your proxy will also be entitled to vote at her discretion on any resolution properly put to the meeting other than those referred to in the Notice of the Extraordinary General Meeting of Shareholders.

PROPOSAL NO. 1:
To approve the change of the authorized share capital of the Company to US$600,000 divided into 12,000,000,000 ordinary shares of par value US$0.00005 each (the "Change of Authorized Share Capital”), and to amend the existing Memorandum of Association of the Company to reflect the Change of Authorized Share Capital, in the manner set out in Proposal 1 of the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2:
To approve the amendments to the Company’s existing Memorandum of Association and Articles of Association to change all references to the name of the Company in the existing Memorandum of Association and Articles of Association to Ku6 Media Co., Ltd.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 3:
Subject to and contingent upon the passing of Resolution 1 above, to approve the sale, allotment and issuance of 1,538,461,538 ordinary shares of par value US$0.00005 each of the Company to Shanda Media Group Limited (formerly known as Shanda Music Group Limited), or Shanda Media, a wholly-owned subsidiary of Shanda Interactive Entertainment Limited, at a per share price of US$0.0325 (or US$3.25 per ADS), pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between the Company and Shanda Media, as described in more detail in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 4:
Subject to and contingent upon the passing of Resolution 1 above, to approve the sale and issuance of US$50,000,000 aggregate principal amount of 3% senior convertible bond to Shanda Media, pursuant to the Senior Convertible Bond Purchase Agreement dated as of April 1, 2011 by and between the Company and Shanda Media, as described in more detail in the Proxy Statement and the allotment and issuance of ordinary shares of par value US$0.00005 each of the Company upon conversion of such convertible bond.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 5:
Subject to and contingent upon the passing of Resolution 1 above, to approve the allotment and issuance of 2,212,114,257 ordinary shares of par value US$0.00005 each of the Company to the shareholders of Hangzhou Soushi Networking Co., Ltd. (“Pipi”), in connection with the acquisition of Pipi by the Company, pursuant to the Equity Purchase Agreement dated as of April 20, 2011 by and among the Company, the shareholders of Pipi and Pipi, as described in more detail in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 6:
To approve the amendment to the Company’s existing Articles of Association to clarify that the Company’s directors shall be re-elected annually, in the manner set out in Proposal 6 of the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ___________________, 2011

SHAREHOLDER NAME[4]:

Signature

Signature
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope or to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China. Persons signing in a fiduciary capacity should so indicate. If shares joint tenants or as community property, both should sign.
Please date, sign and mail this proxy card back as soon as possible to ensure receipt by us before May 26, 2011!
4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

5.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

6.
Completion and delivery of this form of proxy will not preclude you from attending and voting at the extraordinary general meeting if you so wish and in such event, this form of proxy shall be deemed to be revoked.